FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES NINETY DAY EXTENSION OF CCAA PROTECTION

Didsbury, Alberta – Tuesday, September 16, 2008 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announces that on September 15, 2008 the Court of Queen’s Bench of Alberta, Judicial District of Calgary, granted an extension for 90 days to December 15, 2008 of the Company’s Order of creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”), which was originally granted on August 13, 2008. The Court also granted JED’s application for an Order regarding the creditors’ claims process.  A claims package is to be sent to all of JED’s known creditors by September 30 and creditors have until October 31 to file claims for any amounts accrued and outstanding through the date of the initial CCAA Order.  The Company’s applications were supported by Ernst & Young Inc., the Court-appointed Monitor of JED’s CCAA process, and were not objected to by counsel for the Creditors’ Committee or the holders of JED’s convertible notes.

JED is proceeding to pursue restructuring options, including sourcing potential working interest partners, equity financing, debt financing and asset sales.  Initial non-binding sealed bids are due September 24, 2008 in the sale process of JED’s core Steen River assets in northern Alberta through CB Securities Inc.

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties in western Canada and the Rocky Mountain states in the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and “scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Lena Cati (212) 836-9611

(403) 335-2107

Linda Latman  (212) 836-9609

Marcia Johnston, General Counsel

www.theequitygroup.com

(403) 335-2105

www.jedoil.com